EXHIBIT 99.1

Brookfield Asset Management Announces Strong Fourth Quarter Results

Distributable Earnings of $2.1 billion for the Year

Raised a Record $93 billion of Capital in 2022

BROOKFIELD, NEWS, Feb. 08, 2023 (GLOBE NEWSWIRE) -- Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) today announced financial results for the quarter ended December 31, 2022.

Connor Teskey, President, stated, “We are pleased to announce our first quarterly results as a public company. Our asset management business delivered strong performance in the fourth quarter, finishing the year with record capital raised of $93 billion, driving $2.1 billion of annual distributable earnings. As we head into 2023, we expect strong growth in fee-related earnings, benefiting from a full year contribution from our latest flagship funds, along with two of our follow-on flagship funds expected to be in the market soon. Our complementary strategies continue to attract significant capital, and we are confident we will see attractive investment opportunities this year across the risk and return spectrum.”

Operating Results

Brookfield Asset Management Ltd.

Unaudited For the periods ended December 31 (US$ millions)	Three Months Ended		Twelve Months Ended
	2022	2021	2022	2021
Net Income	$19	$—	$19	$—

Net income for Brookfield Asset Management Ltd. totaled $19 million for the quarter and $19 million for the year. Net income for Brookfield Asset Management Ltd. reflects results for 25% of the asset management business from the period December 9, 2022, when Brookfield Asset Management Ltd. acquired its share of the asset management business, until December 31, 2022.

In order to provide meaningful comparative information, the following discussion relates to full year results on a 100% basis for our asset management business. For clarity, Brookfield Asset Management Ltd. owns 25% of this business and 75% is owned by Brookfield Corporation.

Brookfield Asset Management1

For the periods ended December 31 (US$ millions, except per share amounts)	Three Months Ended		Twelve Months Ended
	2022	2021	2022	2021
Fee-Related Earnings[2]	$576	$534	$2,108	$1,827
Taxes	(35)	(18)	(98)	(58)
Add back: equity-based compensation costs and other	28	23	86	123
Distributable Earnings[2]	$569	$539	$2,096	$1,892

Fee-related Earnings Per share	$0.35	$0.33	$1.29	$1.12
Distributable Earnings Per share	0.35	0.33	1.28	1.16

Net income post-distribution	$84	$—	$84	$—
Net income	504	557	1,915	1,851

1. Reflects full period results unless otherwise noted on a 100% basis for our asset management business, being Brookfield Asset Management ULC and its subsidiaries, including its share of the asset management activities of Oaktree Capital Management (“Oaktree”).
2. See Reconciliation of Net Income to Fee-Related Earnings and Distributable Earnings on page 6 and Non-GAAP and Performance Measures section on page 8.

Distributable earnings for our asset management business were $569 million for the quarter and $2.1 billion for the year. Fee-related earnings made up approximately 100% of distributable earnings for both the quarter and the year. Record fundraising levels and strong capital deployment activities drove fee-related earnings of $2.1 billion, representing an increase of 26% compared to the prior year quarter, excluding performance fees.

Operating Highlights

We raised a record $93 billion of capital last year. Fee-bearing capital was $418 billion at the end of the year, an increase of approximately $11 billion during the quarter and $54 billion or 15% over the past year.

During the quarter, we held additional closes for our fifth flagship infrastructure fund and our sixth flagship private equity fund which now stand at approximately $22 billion and $9 billion, respectively. We expect final closes for both funds in the coming months. In November, we launched fundraising for our twelfth opportunistic credit flagship fund and expect a first close very soon. In February of this year, we launched fundraising for our fifth real estate flagship fund and should have a first close in the coming months. Our transition fund continues to find a significant amount of investment opportunities and is already over 50% invested or committed.

Over the year, we raised $12 billion of capital across a variety of perpetual funds, including our supercore perpetual infrastructure fund and our perpetual real estate funds. We also held a subsequent close for our third infrastructure debt fund, which now stands at nearly $4 billion. In addition, we raised $6 billion of co-investment capital across our long-term private funds, giving our investors the flexibility to receive additional exposure to certain investments alongside our private funds.

The above increases in fee-bearing capital contributed to a 26% increase in fee-related earnings over the last twelve months, excluding performance fees.

Fee-related earnings were $576 million for the quarter and $2.1 billion for the year. We have approximately $40 billion of additional committed but un-invested capital across our strategies that will earn approximately $400 million of fees annually once deployed.

Fee-related earnings margins before performance fees, at our share were 60% for the quarter and 58% for the year. This represented a 2% increase for both the quarter, and the year, compared to the prior year periods.

The increase in margins over the quarter and the year was driven by the scaling of our flagship funds and benefit of capital deployed across new strategies during the year.

We invested and/or committed $81 billion of capital to new investments during the year.

Notable acquisitions include the closing of our infrastructure business’ partnership with Intel to fund half of a $30 billion investment in a semi-conductor facility being built in Arizona; our private equity business closed the acquisition of Nielsen, a leading audience measurement business, for $16 billion this quarter; and our renewable power and transition business entered into an $8 billion partnership agreement with Cameco to own Westinghouse. We continue to find opportunities to invest at large-scale for value, resulting in swift deployment of our capital within our current funds, accelerating our plans to launch new vintages.

As at December 31, 2022, we had $91 billion of capital available to deploy into new investments.

Total investable capital includes approximately $3.2 billion of cash, financial assets and undrawn lines of credit, as well as $87 billion of uncalled fund commitments. We have zero debt and $300 million on undrawn credit facilities. We established our normal course issuer bid in January, allowing us to repurchase shares opportunistically as necessary.

Strategic Initiatives

On December 12, 2022, we successfully completed the listing of 25% of our asset management business and began trading on the New York Stock Exchange and Toronto Stock Exchange under the ticker symbol “BAM”, giving investors access to one of the world’s largest and most diversified, pure-play alternative asset managers.

Regular Dividend Declaration & Establishment of Dividend Reinvestment Program

The Board of Brookfield Asset Management Ltd. declared a quarterly dividend of US$0.32 per share, payable on March 31, 2023 to shareholders of record as at the close of business on February 28, 2023. This dividend rate was announced on December 6, 2022.

Brookfield Asset Management Ltd. recently established a dividend reinvestment program, allowing investors to elect to automatically reinvest their dividends into shares.

Brookfield Asset Management Ltd.
Statements of Financial Position

Unaudited (US$ millions)	December 31	December 31
	2022	2021
Assets
Cash and cash equivalents	$1	$—
Investments	2,377	—
Accounts receivable and other	782	—
Total Assets	$3,160	$—

Liabilities and Shareholders’ Equity
Accounts payable and other	$783	$—

Common Equity	2,377	—
Non-controlling interest	—	—
Total common equity and non-controlling interest	$3,160	$—

Brookfield Asset Management Ltd.
Statements of Operating Results

Unaudited For the periods ended December 31 (US$ millions, except per share amounts)	Three Months Ended		Years Ended
	2022	2021	2022	2021
Equity accounted income	$21	$—	$21	$—
Other expenses	(2)	—	(2)	—
Net income	$19	$—	$19	$—

Net income attributable to:
Common shareholders	$19	$—	$19	$—
Non-controlling interests	—	—	—	—
	$19	$—	$19	$—

Net income per share
Diluted	$0.05	$—	$0.05	$—
Basic	0.05	—	0.05	—

Brookfield Asset Management
Statements of Financial Position

Unaudited (US$ millions)	December 31	December 31
	2022	2021
Assets
Cash and cash equivalents	$3,545	$2,494
Accounts receivable and other	2,903	7,130
Investments	5,097	9,305
Deferred income tax assets	1,346	2,268
Total Assets	$12,891	$21,197

Liabilities and Shareholders’ Equity
Accounts payable and other	$2,702	$10,239
Corporate borrowings	—	461
Deferred tax liabilities	681	700

Total common equity	9,508	9,797
Total Liabilities and common equity	$12,891	$21,197

Note: Reflects balances on a 100% basis for our asset management business, being Brookfield Asset Management ULC and its subsidiaries, as well as its share of the asset management activities of Oaktree Capital Management (“Oaktree”). Presented net of inter-corporate balances for amounts attributable to Brookfield Corporation through tracking shares.

Brookfield Asset Management
Statements of Operating Results

Unaudited For the periods ended December 31 (US$ millions, except per share amounts)	Three Months Ended		Years Ended
	2022	2021	2022	2021
Revenues
Management fee revenues
Base management and advisory fees	$700	$523	$2,500	$1,951
Incentive distributions	84	76	335	315
Performance fees	—	78	—	157
Total management fee revenues	784	677	2,835	2,423
Carried interest income	297	169	490	348
Other revenues	36	22	302	316
Share of income from equity accounted investments and other	(159)	167	132	499
Total revenues and other income	958	1,035	3,759	3,586

Expenses
Compensation, operating, and general and administrative expenses	(205)	(271)	(1,017)	(1,020)
Carried interest related expenses	(66)	(40)	(200)	(211)
Income before taxes	687	724	2,542	2,355
Income tax expense	(183)	(167)	(627)	(504)
Net income	$504	$557	$1,915	$1,851
Net income attributable to Brookfield Asset Management ULC	$504	$557	$1,915	$1,851

Net income per share
Diluted	$0.31	$0.34	$1.17	$1.13
Basic	0.31	0.34	1.17	1.13

Note: Reflects balances on a 100% basis for our asset management business, being Brookfield Asset Management ULC and its affiliates. Presented net of inter-corporate balances for amounts attributable to Brookfield Corporation through tracking shares.

SELECT FINANCIAL INFORMATION

RECONCILIATION OF NET INCOME TO FEE-RELATED EARNINGS AND DISTRIBUTABLE EARNINGS

Unaudited For the periods ended December 31 (US$ millions)	Three Months Ended		Years Ended
	2022	2021	2022	2021
Net income	$504	$557	$1,915	$1,851
Add or subtract the following:
Provision for taxes[1]	183	167	627	504
Depreciation, amortization and other[2]	4	5	13	11
Carried interest allocations and expense[3]	(231)	(129)	(290)	(137)
Interest expense paid to related parties[4]	21	45	154	171
Interest and dividend revenue[4]	(32)	(11)	(258)	(293)
Share of income (loss) from equity accounted investments[5]	49	(74)	(146)	(161)
Fee-Related Earnings of Oaktree at our share[5]	65	60	252	251
Other income and expenses[4]	13	(86)	(159)	(370)
Fee-related earnings	576	534	2,108	1,827
Taxes	(35)	(18)	(98)	(58)
Equity based compensation expense and other[6]	28	23	86	123
Distributable earnings	$569	$539	$2,096	$1,892
  This adjustment removes the impact of income tax provisions on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over the long-term due to the substantial deferred tax assets of our asset management business.
  This adjustment removes the depreciation and amortization on property, plant and equipment and intangible assets, which are non-cash in nature and therefore excluded from fee-related earnings.
  This adjustment removes carried interest allocations and the associated compensation expense, which is excluded from Fee-Related Earnings as these items are non-cash in nature.
  These adjustments remove other income and expenses associated with non-cash fair value changes and remove interest and charges paid or received related to intercompany or related party loans.
  These adjustments remove our share of Oaktree’s non-cash items, including items 1) to 4) above and include our share of Oaktree’s fee-related earnings.
  This adjustment adds back equity-based compensation as it is excluded from distributable earnings.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three months and year ended December 31, 2022, contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter and year ended December 31, 2022, which have been prepared using US GAAP, as issued by the U.S. SEC. The amounts have not been audited by Brookfield’s external auditor.

Brookfield’s Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our dividends can be found on our website under Stock & Distributions/Distribution History.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2022 Year End Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s website under the Reports & Filings section at www.bam.brookfield.com.

To participate in the Conference Call today at 10:00 a.m. EST, please pre-register at https://register.vevent.com/register/BIfd03201497c24652b31111cccfdbffbe. Upon registering, you will be emailed a dial-in number, and unique PIN. The Conference Call will also be Webcast live at https://edge.media-server.com/mmc/go/bamQ4-2022. For those unable to participate in the Conference Call, the telephone replay will be archived and available until May 9, 2023. To access this rebroadcast, please visit:
https://register.vevent.com/register/BIfd03201497c24652b31111cccfdbffbe.

About Brookfield Asset Management
Brookfield Asset Management (NYSE: BAM, TSX: BAM) is a leading global alternative asset manager with approximately $800 billion of assets under management across real estate, infrastructure, renewable power and transition, private equity and credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We offer a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. We draw on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for our clients, across economic cycles.

For more information, please visit our website at www.bam.brookfield.com or contact:

Communications & Media: Kerrie McHugh Hayes Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Monica Thakur Tel: (416) 369-2547 Email: monica.thakur@brookfield.com

Non-GAAP and Performance Measures

This news release and accompanying financial information are based on generally accepted accounting principles in the United States of America (“US GAAP”), as issued by the U.S Securities and Exchange Commission (“SEC”), unless otherwise noted.

We make reference to Distributable Earnings (“DE”), which is referring to the sum of its fee-related earnings, realized carried interest, realized principal investments, interest expense, and general and administrative expenses; excluding equity-based compensation costs and depreciation and amortization. The most directly comparable measure disclosed in the primary financial statements of our asset management business for distributable earnings is net income. This provides insight into earnings received by the company that are available for distribution to common shareholders or to be reinvested into the business.

We use FRE and DE to assess our operating results and the value of Brookfield’s business and believe that many shareholders and analysts also find these measures of value to them.

We disclose a number of financial measures in this news release that are calculated and presented using methodologies other than in accordance with US GAAP. These financial measures, which include FRE and DE, should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with US GAAP. We caution readers that these non-GAAP financial measures or other financial metrics are not standardized under US GAAP and may differ from the financial measures or other financial metrics disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities.

We provide additional information on key terms and non-GAAP measures in our filings available at www.bam.brookfield.com.

Notice to Readers

Brookfield is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Asset Management Ltd., Brookfield Asset Management ULC and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could.” In particular, the forward-looking statements contained in this news release include statements referring to the future state of the economy or the securities market and expected future deployment of capital, dispositions and associated realized carried interest, as well as statements regarding future product offerings, and the results of future fundraising efforts and financial earnings.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield and the Manager to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business including as a result of COVID-19 and the related global economic disruptions; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including our real estate, renewable power and transition, infrastructure, private equity, credit, and residential development activities; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.

Target returns set forth in this news release are for illustrative and informational purposes only and have been presented based on various assumptions made by Brookfield in relation to the investment strategies being pursued by the funds, any of which may prove to be incorrect. There can be no assurance that targeted returns will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield’s control, the actual performance of the funds and the business could differ materially from the target returns set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns. No assurance, representation or warranty is made by any person that the target returns will be achieved, and undue reliance should not be put on them. Prior performance is not indicative of future results and there can be no guarantee that the funds will achieve the target returns or be able to avoid losses.

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.